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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                             G.P. Properties, Inc.
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                               (Name of Issuer)


                         $.001 par value common stock
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                        (Title of Class of Securities)


                                  36225U 10 6
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                                (CUSIP Number)



            Daniel K. Donahue, Esq., Oppenheimer, Wolff & Donnelly,
            -------------------------------------------------------
   500 Newport Center Drive, Suite 700, Newport Beach, CA 92660;(949) 719-6000
   ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                August 26, 1999
                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five
copies of the schedule, including all exhibits.    See Rule 13d-7(b) for other
parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 36225U 10 6                                    PAGE 1 OF 3  PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard Kaestner
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
        OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF                  3,480,000, 36.6% the Company's outstanding
                                common stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   3,480,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        3,480,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        36.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                                                               Page 2 of 3 Pages


Item 1. Security and Issuer.

  The class of equity security to which this Statement applies is the $.001 par value common stock ("Common Stock") of G.P. Properties, Inc., a Nevada Corporation (the "Company"). The Company's principal executive offices are located at 2155 Newcastle Avenue, Cardiff, California 92007. Richard Kaestner is the Company's President and Chief Executive Officer.


Item 2. Identity and Background.

  (a) - (c) and (f) This Statement is filed on behalf of Richard Kaestner, the President and Chief Executive Officer of the Company and one of its directors. Mr. Kaestner's address is 2155 Newcastle Avenue, Cardiff, California 92007. Mr. Kaestner is a citizen of the United States.

  (d) and (e) During the last five years, Mr. Kaestner has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

  Mr. Kaestner acquired his securities in exchange for his interest in Kwik Web, Inc., a California corporation ("Kwik Web"), pursuant to a Securities Purchase Agreement and Plan of Reorganization ("Agreement") dated August 6, 1999 between the Company and the former shareholders of Kwik Web. Pursuant to the Agreement, the shareholders of Kwik Web exchanged their shares of Kwik Web for an aggregate of 6,000,000 shares of Common Stock, an amount which represented approximately 63% of the issued and outstanding Common Stock. Immediately following the reorganization, Mr. Kaestner and Alex Tsakiris, the former directors of Kwik Web, were appointed directors of the Company and Anne Sturtevant and Eileen Winton, the directors of the Company prior to the reorganization, resigned.
Kwik Web now exists as a whole-owned subsidiary of the Company.

Item 4. Purpose of Transaction.

  See item 3, above.


Item 5. Interest in Securities of the Issuer.

  (a) Mr. Kaestner is the beneficial owner of 3,480,000 shares of Common Stock, which represents 36.6% of the Company's issued and outstanding Common Stock. Mr. Kaestner received these shares in exchange for his interest in Kwik Web.

  (b)-(d) Mr. Kaestner has the sole voting power over its shares and has the right to receive the dividends from and the proceeds from the sale of, these shares.

  (e)  Not applicable.
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                                 SCHEDULE 13D
                                                               Page 3 of 3 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Not applicable.

Item 7. Material to be Filed as Exhibits.

  1 Securities Purchase Agreement and Plan of Reorganization dated August 6, 1999 by and among the Company and the shareholders of Kwik Web.

Item 8. Signature.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





DATED:  September 30, 1999          /s/ Richard Kaestner
                                    --------------------
                                    RICHARD KAESTNER